Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
General Electric Company:

We consent to the incorporation by reference in the registration statement on Form S-3 (Registration No. 333-229886) of General Electric Company of our report dated February 24, 2020, with respect to the consolidated statement of financial position of General Electric Company and consolidated affiliates as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of General Electric Company.

/s/ KPMG LLP
Boston, Massachusetts
April 13, 2020